

Mail Stop 3010

April 15, 2010

Laurence Penn, Chief Executive Officer
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, CT 06870

> **Re:** **Ellington Financial LLC**
> **Amendment No. 7 to Registration Statement on**
> **Form S-11**
> **Filed March 17, 2010**
> **File No. 333-160562**

Dear Mr. Penn:

Please find below additional comments to those provided in our letter dated April 6, 2010. Please respond to the comments below when you amend your registration statement and respond to our April 6, 2010 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Liquidity Management, page 94

Our Financing Strategies and Use of Leverage, page 94

1.   Clarify as to whether you account for your repurchase and reverse repurchase transactions as either collateralized borrowings or as sales. To the extent such transactions are being accounted for as collateralized borrowings, for each period end being presented, please provide us with a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the period and the amount of these repurchase and reverse transactions outstanding as of the end of each period. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each period end, please explain to us why.

2.   Please also tell us whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each period end balance sheet date. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

3.   Please also tell us whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each period end balance sheet date, if not disclosed already. Also, provide a detailed analysis supporting your decision to account for these transactions as sales.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Yolanda Crittendon (202) 551-3472 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: <u>Via Facsimile</u>
       Daniel M. LeBey, Esq.
       Christopher C. Green, Esq.
       (804) 788-8218